

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via E-mail
Gary A. Vecchiarelli
Chief Financial Officer
Galaxy Gaming, Inc.
6980 O'Bannon Drive
Las Vegas, NV 89117

> **Re:** **Galaxy Gaming, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 000-30653**

Dear Mr. Vecchiarelli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. Please note that a number of the comments below ask for revised disclosure in future filings. In each such case, please provide us with your proposed revised disclosure in your response to this letter.

Cover Page

2. We note that you have omitted the checkbox indicating whether you have submitted electronically and posted on your web site every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T. In future filings, please revise the cover page accordingly.

Item 1. Business, page 3

3. We note your disclosure on page 26, in note 2 to the financial statements, that you "are exposed to risks associated with clients who represent a significant portion of total revenues," and that you have at least one client who was responsible for 13.2% of your total revenues in 2012. Please confirm that in future filings you will revise your business section to disclose your dependence on one or a few major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Item 3. Legal Proceedings, page 9

4. In future filings, please revise the discussion of legal proceedings to identify the court in which the Bank of America litigation is pending and the relief sought in the matter. Refer to Item 103 of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 39

5. In future filings, please briefly discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 44

6. We note your disclosure that you currently lease your corporate offices from "a party related to our CEO." In future filings, please revise to disclose the name of this related party and the dollar amount of the transactions. Refer to Items 404(a)(1) and 404(a)(3) of Regulation S-K. Similarly, please revise future filings to disclose the same information for all related party transactions discussed elsewhere, such as those listed in note 13 to your financial statements, or provide us with the basis for your conclusion that you are not required to discuss those transactions pursuant to Item 404 of Regulation S-K.

Signatures, page 46

7. It appears that your report has been signed on behalf of the registrant by your principal executive officer, principal financial officer and all of the members of the board of directors. Your report is also required to be signed by the registrant and on behalf of the registrant by its controller or principal accounting officer. Please revise accordingly. Refer to General Instruction D.(2)(a) and the Signatures section of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief